SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_______________________

COMVERSE TECHNOLOGY, INC.
(Name of Subject Company (Issuer))

_______________________

COMVERSE TECHNOLOGY, INC.
(Names of Filing Persons (Issuer))

_______________________

Zero Yield Puttable Securities (ZYPSSM) Due May 15, 2023
and

New Zero Yield Puttable Securities (ZYPSSM) Due May 15, 2023
(Title of Class of Securities)

205862AK1
205862AL9
205862AM7
(CUSIP Number of Class of Securities)

Cynthia Shereda, Esq.
Executive Vice President and
General Counsel
Comverse Technology, Inc.
810 Seventh Avenue
New York, NY 10019
(212) 739-1000

Copy to:

David E. Zeltner, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$419,494,000	$16,487

*	Calculated solely for purpose of determining the filing fee. Based upon a purchase of $2,104,000 aggregate principal amount of Comverse’s Zero Yield Puttable Securities (ZYPSSM) Due May 15, 2023 and a purchase of $417,390,000 aggregate principal amount of Comverse’s New Zero Yield Puttable Securities (ZYPSSM) Due May 15, 2023 in connection with a repurchase offer pursuant to the applicable indenture, at a purchase price of $1,000 per $1,000 principal amount of ZYPS. The amount of the filing fee, $39.30 for each $1,000,000 of value of ZYPS proposed to be purchased, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable

Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in (i) the Indenture dated as of May 7, 2003 (the “2003 Indenture”) between Comverse Technology, Inc. (“Comverse”), and The Bank of New York Trust Company, N.A., as successor to JPMorgan Chase Bank, N.A., as trustee (the “Trustee”), governing the Zero Yield Puttable Securities (ZYPSSM) Due May 15, 2023 (the “Old ZYPS”) and (ii) the Indenture dated as of January 26, 2005 (the “2005 Indenture”) between Comverse and the Trustee, governing the New Zero Yield Puttable Securities (ZYPSSM) Due May 15, 2023 (the “New ZYPS,” and, collectively with the Old ZYPS, the “ZYPS”), this Tender Offer Statement filed on Schedule TO (“Schedule TO”) is filed by Comverse with respect to the right of each holder of the ZYPS to sell, and the obligation of Comverse to purchase on May 15, 2008 any and all of the outstanding ZYPS pursuant to the terms and conditions of the Offer to Purchase dated April 16, 2008 (as may be amended and supplemented from time to time, the “Offer to Purchase”) attached hereto as Exhibit (a)(1)(A), the Indentures and the ZYPS (the “Offer”).

The terms “Zero Yield Puttable Securities” and “ZYPS” are service marks of Lehman Brothers Inc.

The Offer will expire at 5:00 pm, New York City time, on May 15, 2008, unless extended by Comverse in its sole discretion or pursuant to a requirement of applicable law, or earlier terminated by Comverse pursuant to a requirement of applicable law.

All of the information set forth in the Offer to Purchase is incorporated herein in response to Items 1 through 11 of this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1.        Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.        Subject Company Information.

(a)        Name and Address. The issuer of the ZYPS is Comverse Technology, Inc., a New York corporation. Its principal executive offices are located at 810 Seventh Avenue, 35th Floor, New York, NY 10019, and its telephone number is (212) 739-1000.

(b)        Securities. The subject class of securities is Comverse’s Zero Yield Puttable Securities (ZYPSSM) Due May 15, 2023 and New Zero Yield Puttable Securities (ZYPS SM) Due May 15, 2023. As of April 15, 2008, there was $2,104,000 aggregate principal amount of Old ZYPS and $417,390,000 aggregate principal amount of New ZYPS outstanding, which are convertible (subject to the satisfaction of certain conversion conditions set forth in the respective Indentures) into cash and/or shares of Comverse’s Common Stock.

(c)        Trading Market and Price. The information set forth in the section of the Offer to Purchase captioned “THE OFFER—Market Price Information; Other Matters” is incorporated herein by reference.

Item 3.        Identity and Background of the Filing Person.

(a)        Name and Address. Comverse is the filing person. Comverse’s business address and telephone number are set forth under Item 2(a) above.

The names of the executive officers and directors of Comverse who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is: c/o Comverse Technology, Inc., 810 Seventh Avenue, 35th Floor, New York, NY 10019 and the telephone number for each such person is (212) 739-1000.

Name	Position
Andre Dahan	President, Chief Executive Officer and Director
Avi T. Aronovitz	Interim Chief Financial Officer, Vice President of Finance and Treasurer
Cynthia Shereda	Executive Vice President and General Counsel
Lance Miyamoto	Executive Vice President, Global Head-Human Resources
Raz Alon	Director
Susan M. Bowick	Director
Charles J. Burdick	Chairman of the Board
Richard N. Nottenburg	Director
Joseph O’Donnell	Director
Augustus K. Oliver	Director
A. Alex Porter	Director
Theodore H. Schell	Director
Mark C. Terrell	Director

Item 4.        Terms of the Transaction.

(a)        Material Terms. The information set forth in the sections of the Offer to Purchase most specifically under the section entitled “SUMMARY” and the sections captioned “THE OFFER—Introduction,” “Terms of the Offer,” “ —Purchase of the ZYPS; Payment of Purchase Price,” “—Procedures for Tendering the ZYPS,” “—Withdrawal Rights,” “—Conditions of the Offer,” “—Expiration, Extension, Termination or Amendment of the Offer,” “—Rights of ZYPS Holders as a Result of the Offer” and “—Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b)        Purchases. The ZYPS will not be purchased from any officer, director or other affiliate of Comverse.

Item 5.        Past Contacts, Transactions, Negotiations and Agreements.

Agreements Involving the Subject Company’s Securities. Comverse is a party to the following agreements, arrangements or understandings that involve the subject securities:

Indenture, dated as of May 7, 2003, between Comverse Technology, Inc. and The Bank of New York Trust Company, N.A., as successor to JPMorgan Chase Bank, N.A., as trustee (filed as Exhibit 4.2 to Comverse’s Form S-3 (Registration No. 333-106391) on June 23, 2003 and incorporated herein by reference).

Descriptions of the material provisions of the foregoing agreement are incorporated herein by reference to “Description of the ZYPS” on pages 16 through 27 of Comverse’s Form S-3 (Registration No. 333-106391) filed June 23, 2003 and incorporated herein by reference.

Indenture, dated as of January 26, 2005, between Comverse Technology, Inc. and The Bank of New York Trust Company, N.A., as successor to JPMorgan Chase Bank, N.A., as trustee (filed as Exhibit 4.1 to Comverse’s Current Report on Form 8-K on January 26, 2005 and incorporated herein by reference).

Descriptions of the materials provisions of the foregoing agreement are incorporated herein by reference to “Description of the New ZYPS” on pages 32 through 45 of Comverse’s Prospectus (Registration No. 333-120870) dated January 21, 2005 filed with the Securities and Exchange Commission on January 21, 2005 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended and incorporated herein by reference.

Item 6.        Purpose of the Tender Offer and Plans or Proposals.

(a)        Purposes. The information set forth in the sections of the Offer to Purchase entitled “THE OFFER—Purpose of the Offer” is incorporated herein by reference.

(b)        Use of Securities Acquired. Comverse will deliver all ZYPS purchased by Comverse in the Offer to the Trustee for cancellation and those ZYPS will cease to be outstanding.

(c)(1)    No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any extraordinary transaction, such as a merger, reorganization or liquidation, involving Comverse or any of its subsidiaries, except as follows: Ulticom, Inc. (“Ulticom”), a majority owned subsidiary of Comverse, is in the process of considering a sale of its business by merger or otherwise to unaffiliated third parties and has retained an investment banking firm, Jefferies & Company, Inc. There can be no assurance that any proposal received will be acceptable to Ulticom’s Board of Directors or will ultimately result in any transaction.

(c)(2)    No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any purchase, sale or transfer of a material amount of any of Comverse’s assets or the assets of any of its subsidiaries.

(c)(3)    Except for the Offer, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any material change to the present dividend rate or policy, indebtedness or capitalization of Comverse.

(c)(4)    No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations to change the number or term or to otherwise make any changes to the Board of Directors or management of Comverse. Except for discussions in the ordinary course regarding increases in compensation and other compensation arrangements, no such person has any plans or proposals or is a party to negotiations regarding changes to material terms of the employment contracts of any of the executive officers of Comverse.

(c)(5)    Except as disclosed in Item 6(c)(1) above and for any possible acquisitions or divestitures Comverse may consider from time to time, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any other change in Comverse’s corporate structure or business.

(c)(6)    No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any class of equity securities of Comverse being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association. Comverse’s Common Stock was delisted from The NASDAQ Global Market effective at the open of business on February 1, 2007, and is currently traded over-the-counter on the Pink Sheets.

(c)(7)    No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any class of equity securities of Comverse becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

(c)(8)    No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in the suspension of Comverse’s obligation to file reports under Section 15(d) of the Exchange Act.

(c)(9)    Except for the Offer, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in the acquisition by any person of additional securities of Comverse, or the disposition of securities of Comverse.

(c)(10)  No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any changes in either Comverse’s certificate of incorporation, bylaws or other governing instruments or other actions that could impede the acquisition of control of Comverse.

Item 7.        Source and Amount of Funds or Other Consideration.

(a)        Source of Funds. The information set forth in the section of the Offer to Purchase entitled “THE OFFER—Source and Amount of Funds” is incorporated herein by reference.

(b)        Conditions. Not applicable.

(d)        Borrowed Funds. Not applicable.

Item 8.        Interest in Securities of the Subject Company.

(a)        Securities Ownership. None of the persons named in Item 3 above (in response to Item 1003 of Regulation M-A), nor any associates or majority–owned subsidiaries of such persons, beneficially own any of the subject securities.

(b)        Securities Transactions. No person identified in Item 3 of this Schedule TO, no associate or majority owned subsidiary of Comverse, and no director or executive officer of any subsidiary of Comverse has engaged in any transaction in the ZYPS during the 60 days preceding the date of this Schedule TO.

Item 9.        Persons/Assets Retained, Employed, Compensated or Used.

(a)        Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase entitled “THE OFFER—Persons Employed in Connection with the Offer” is incorporated herein by reference.

Item 10.        Financial Statements.

Comverse does not believe that financial statement information is material to holders of the ZYPS because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition and the Offer is for all outstanding ZYPS.

Item 11.        Additional Information.

(a)(1)        There are no material agreements, arrangements, understandings or relationships between Comverse and any of its executive officers, directors, controlling persons or subsidiaries that are material to a holder’s decision whether to sell, tender or hold the ZYPS.

(a)(2)        To the best knowledge of Comverse after reasonable investigation, there are no applicable regulatory requirements that must be complied with or approvals that must be obtained in connection with the tender offer that are material to a holder’s decision whether to sell, tender or hold the ZYPS.

(a)(3)        There are no applicable anti-trust laws that are material to a holder’s decision whether to sell, tender or hold the ZYPS.

(a)(4)        There are no margin requirements under Section 7 of the Exchange Act and its applicable regulations that are material to a holder’s decision whether to sell, tender or hold the ZYPS.

(a)(5)        There are no material pending legal proceedings relating to the Offer that are material to a holder’s decision whether to sell, tender or hold the ZYPS.

(b)             None.

Item 12.        Exhibits.

Exhibit No.	Document
(a)(1)(A)	Offer to Purchase, dated April 16, 2008

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Press Release dated April 16, 2008

(b)	Not applicable

(d)(1)	Indenture, dated as of May 7, 2003, between Comverse Technology, Inc. and The Bank of New York Trust Company, N.A., as successor to JPMorgan Chase Bank, N.A., as trustee. (Incorporated by reference to Exhibit 4.2 to Comverse’s Form S-3 (Registration No. 333-106391) filed on June 23, 2003)

(d)(2)	Description of the Old ZYPS (filed as pages 16 through 27 of Comverse’s S-3 (Registration No. 333-106391) on June 23, 2003 and incorporated herein by reference)

(d)(3)	Indenture, dated as of January 26, 2005, between Comverse Technology, Inc. and The Bank of New York Trust Company, N.A., as successor to JPMorgan Chase Bank, N.A., as trustee. (Incorporated by reference to Exhibit 4.1 to Comverse’s Current Report on Form 8-K filed on January 26, 2005)

(d)(4)	Description of the New ZYPS (filed as pages 32 through 45 of Comverse’s Prospectus (Registration No. 333-120870) dated January 21, 2005 filed with the Securities and Exchange Commission on January 21, 2005 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

Item 13.        Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMVERSE TECHNOLOGY, INC.

By:	/s/ Cynthia Shereda

Name:	Cynthia Shereda
Title:	Executive Vice President,
General Counsel and Corporate Secretary

Dated: April 16, 2008

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)	Offer to Purchase, dated April 16, 2008

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Press Release dated April 16, 2008

(b)	Not applicable

(d)(1)	Indenture, dated as of May 7, 2003, between Comverse Technology, Inc. and The Bank of New York Trust Company, N.A., as successor to JPMorgan Chase Bank, N.A., as trustee. (Incorporated by reference to Exhibit 4.2 to Comverse’s Form S-3 (Registration No. 333-106391) filed on June 23, 2003)

(d)(2)	Description of the Old ZYPS (filed as pages 16 through 27 of Comverse’s S-3 (Registration No. 333-106391) on June 23, 2003 and incorporated herein by reference)

(d)(3)	Indenture, dated as of January 26, 2005, between Comverse Technology, Inc. and The Bank of New York Trust Company, N.A., as successor to JPMorgan Chase Bank, N.A., as trustee. (Incorporated by reference to Exhibit 4.1 to Comverse’s Current Report on Form 8-K filed on January 26, 2005)

(d)(4)	Description of the New ZYPS (filed as pages 32 through 45 of Comverse’s Prospectus (Registration No. 333-120870) dated January 21, 2005 filed with the Securities and Exchange Commission on January 21, 2005 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable